UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

PRGX Global, Inc.

(Name of Issuer)

Common Stock, No Par Value

(Title of Class of Securities)

69357C503

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Cusip 69357C503

1.	Names of Reporting Persons. Weintraub Capital Management, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization CA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 985,530
7. Sole Dispositive Power 0
8. Shared Dispositive Power 985,530

9. Aggregate Amount Beneficially Owned by Each Reporting Person 985,530

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 3.5%

12. Type of Reporting Person (See Instructions) IA, PN

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Cusip 69357C503
1.	Names of Reporting Persons. Weintraub Capital Management GP, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization CA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 985,530
7. Sole Dispositive Power 0
8. Shared Dispositive Power 985,530

9. Aggregate Amount Beneficially Owned by Each Reporting Person 985,530

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 3.5%

12. Type of Reporting Person (See Instructions) HC, OO

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Cusip 69357C503
1.	Names of Reporting Persons. Jerald M. Weintraub

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a) ______

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization CA

Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 22,007
6. Shared Voting Power 985,530
7. Sole Dispositive Power 22,007
8. Shared Dispositive Power 985,530

9. Aggregate Amount Beneficially Owned by Each Reporting Person 1,007,537

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 3.6%

12. Type of Reporting Person (See Instructions) HC, IN

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Cusip 69357C503

Item 1.

(a) Name of Issuer

PRGX Global, Inc.

(b) Address of Issuer's Principal Executive Offices

600 Galleria Parkway, Suite 100
Atlanta, Georgia 30339-5986

Item 2.

(a) The names of the persons filing this statement are:

Weintraub Capital Management, L.P.

Weintraub Capital Management GP, LLC

Jerald M. Weintraub

(collectively, the "Filers").

(b) The principal business office of the Filers is located at:

44 Montgomery Street, Suite 4100, San Francisco, CA 94104

(c)	For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d)	This statement relates to shares of common stock, no par value, of the Issuer (the "Stock").

(e)	The CUSIP number of the Issuer is: 69357C503
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Cusip 69357C503

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [ X ] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E). (As to Weintraub Capital Management, L.P.)

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [ X ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G). (As to Weintraub Capital Management GP, LLC and Mr. Weintraub)

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] A non-U.S. institution in accordance with §240.13d-1(b)(ii)(J).

(k) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J), please specify the type of institution _______________________________________________________________.

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

Weintraub Capital Management, L.P. is an investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

Weintraub Capital Management, L.P. is a registered investment adviser. Weintraub Capital Management GP, LLC is the general partner of Weintraub Capital Management, L.P. and Jerald M. Weintraub is the manager of Weintraub Capital Management GP, LLC. The Filers are filing this Schedule 13G jointly, but not as members of a group and each of them expressly disclaims membership in a group. Each Filer disclaims beneficial ownership of the Stock except to the extent of that Filer's pecuniary interest therein.

Item 9. Notice of Dissolution of Group

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2013

Weintraub Capital Management, L.P. By: Jerald M. Weintraub, President	Weintraub Capital Management GP, LLC By: Jerald M. Weintraub, Manager
Jerald M. Weintraub

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Cusip 69357C503

EXHIBIT A

AGREEMENT REGARDING JOINT FILING

OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of any issuer. For that purpose, the undersigned hereby constitute and appoint Weintraub Capital Management, L.P., a California limited partnership, as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated: February 13, 2013

WEINTRAUB CAPITAL MANAGEMENT, L.P. By: Jerald M. Weintraub, President
WEINTRAUB CAPITAL MANAGEMENT GP, LLC By: Jerald M. Weintraub, Manager
Jerald M. Weintraub